Exhibit 12.1

500.COM LIMITED

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
	(in thousands)
Earnings:
Income before income taxes	42,054	22,244	29,760
Add: Fixed charges	223	284	5,722

	42,277	22,528	35,482

Fixed charges:
Interest expense	—	—	5,407
Estimated interest component of rental expense	223	284	315

	223	284	5,722

Ratio of earnings to fixed charge	189.9	79.4	6.2